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LIST OF SUBSIDIARIES

EXHIBIT 21

MICHAELS STORES, INC.

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Organization
Aaron Brothers, Inc.	Delaware
Artistree, Inc.	Delaware
Michaels Finance Company, Inc.	Delaware
Michaels of Canada, ULC	Nova Scotia
Michaels Stores Card Services, LLC	Virginia
Michaels Stores Procurement Company, Inc.	Delaware

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MICHAELS STORES, INC. SUBSIDIARIES OF THE REGISTRANT